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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-14096

CUSIP NUMBER:  345458-10-3

(Check One): [ X ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K
             [   ] Form 10-Q  [   ] Form N-SAR

For Period ended:  December 31, 1995
[     ] Transition Report on Form 10-K
[     ] Transition Report on Form 20-F
[     ] Transition Report on Form 11-K
[     ] Transition Report on Form 10-Q
[     ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

Foreland Corporation
Full Name of Registrant

N/A
Former Name if Applicable

12596 W Bayaud Avenue Suite 300
Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80228
City, State and Zip Code


PART II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.  (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
[ X ] day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The auditors have not completed their audit of the Regstrant's year-end financial statements and therefore are not able to render their opinion regarding such financial statements. The accountant's statement to the foregoing is attached.

(Attach Extra Sheets if Needed)
SEC 1344 (6/93)

PART IV  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

N. Thomas Steele                      (303)          988-3122
(Name)                              (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months
(or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                         [ X ] Yes       [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [ X ] Yes       [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss expected to be reported by the Registrant for its fiscal year ended December 31, 1995, is expected to be approximately $1,500,000, which is approximately $3,000,000 less than the net loss of $4,453,718 reported for the year ended December 31, 1994. This difference is attributable to an increase of approximately $636,000 in total revenues of the Registrant compared to the previous year, and decreases of approximately $288,000 in oil and gas exploration expenses, $307,000 in general and administrative expenses, and $1,429,778 in dry hole, abandonment, and impairment expenses. Also, the Registrant reported a loss of $435,000 during the year ended December 31, 1994, as a loss on the sale of certain properties of the Registrant. The Registrant expects to report depreciation, depletion, and amortization expenses of approximately $450,000, an increase of $120,000 over the previous year, but this amount cannot be reasonably estimated by the Registrant until it has had time to review the auditor's report and the reserve study to be provided by an independent petroleum engineer.

Foreland Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 1996            By   /s/N. Thomas Steele
                                    -----------------------------

                                      N. Thomas Steele, President

Exhibit to Form 12b-25




03/29/96




Securities and Exchange Commission
Washington, D.C.  20549

    RE: Foreland Corporation

Gentlemen:

We confirm that the audit of Foreland Corporation is not yet completed and cannot be completed by the required filing date of April 1, 1996 without unreasonable cost and effort.

Sincerely,

/S/ HEIN + ASSOCIATES LLP


HEIN + ASSOCIATES LLP